Exhibit 99.1

China Lending Enters into Agreement to Acquire Equity Interests in Cayman Lixin

BEIJING and URUMQI, China, June 17, 2019 /PRNewswire/ — China Lending Corporation (“China Lending” or the “Company”) (NASDAQ: CLDC), a non-bank direct lending corporation servicing micro, small and medium sized enterprises in China, today announced that it has entered into a share purchase agreement (the “Share Purchase Agreement”) to acquire 65.0177% equity interests in Lixin Financial Holdings Group Limited (“Cayman Lixin”), a company incorporated under the laws of Cayman Islands.

Cayman Lixin indirectly holds 99% equity interests in Zhejiang Lixin Enterprise Management Holding Co., Ltd. (“Zhejiang Lixin”). Founded in 2013, Zhejiang Lixin is a financial service company focusing on providing a wide range of financing solutions and related peripheral services, including financial leasing, factoring, private funding, financing guarantee and supply chain management, to individuals and micro, small and medium sized enterprises in the Yangtze River Delta Region in China. Pursuant to the Share Purchase Agreement, the Company will acquire 65.0177% equity interests in Cayman Lixin from certain selling shareholders of Cayman Lixin for a total consideration of RMB276,000,000, which shall be satisfied by the Company’s issuing its ordinary shares to such selling shareholders, as calculated by dividing the amount of consideration that such selling shareholder is entitled to as set forth in the Share Purchase Agreement by the average closing price per share of the ordinary shares on the Nasdaq Capital Market for thirty (30) consecutive trading days prior to the closing of the transaction.

The Company has decided to follow its home country practice and elected to be exempted from the shareholder approval requirement under the applicable rules of the NASDAQ Stock Market for the proposed transaction.

The Company expects to complete the transaction in August 2019, subject to the satisfaction to, or waiver by, the parties to the Share Purchase Agreement of customary closing conditions and the completion of relevant corporate and regulatory procedures. Pursuant to the Share Purchase Agreement, the Company may acquire the remaining 34.9823% equity interests in Cayman Lixin, subject to the satisfaction of certain conditions as set forth therein, which include, among others, the completion of the future financing by the Company.

Ms. Jingping Li, Chairwoman and Chief Executive Officer of China Lending, commented, “We believe that the acquisition of equity interest in Lixin will help to enhance the quality of our assets and optimize our existing business structure of providing loan facilities to micro, small and medium sized enterprises in Xinjiang Autonomous Region and other areas in China. By leveraging Lixin’s capabilities in various financial services, credit facilities in banks and non-bank institutions, nationwide network of markets and resources, as well as capabilities in the research and development of financial product innovation, we expect to enhance our market competitiveness and increase our market value. Ultimately, we believe this will help us to transform into a profitable and well-diversified financial services company. We also expect to achieve our strategic goals in supply chain finance and consumer finance markets, extending our geographical outreach to cover the major economically developed regions in China and gradually extending to overseas markets.”

About China Lending Corporation

Founded in 2009, China Lending is a non-bank direct lending corporation and provides services to micro, small and medium sized enterprises, farmers, and individuals, who are currently underserved by commercial banks in China. Headquartered in Urumqi, the capital of Xinjiang Autonomous Region. China Lending is one of the largest direct lending companies in the region in terms of registered capital. For more information, please visit: www.chinalending.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed transaction, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the consummation of the proposed transaction, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: wuxiaoqing@chinalending.com

Phone: +86-991-316-9617

Investor Relations:

Robin Yang

ICR

Email: Robin.Yang@icrinc.com

Phone: +86 158-8929-2733